FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 29, 2016, announcing that Gogo Selects Gilat to Provide its Next-Generation Airborne IP Network Modem System

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 29, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gogo Selects Gilat to Provide its Next-Generation Airborne IP Network
Modem System

Capable of delivering 400Mbps, Gilat's new IFC modem,
SkyEdge II-c Taurus, will enable Gogo to provide exceptional In-Flight
Connectivity (IFC) services

Petah Tikva, Israel, February 29, 2016 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, satellite mobility solutions and services, announced today that Gogo, the global leader in providing broadband connectivity solutions and wireless entertainment to the aviation industry, selected Gilat for its next generation airborne IP network modem system.

“The outstanding performance of the Gilat modem and system will provide Gogo with the throughput, scale and mobility it needs to offer exceptional in-flight connectivity services on a global scale, well into the future,” stated Anand Chari, Gogo’s Chief Technology Officer.

“Gilat is proud to have been selected by Gogo to provide its next generation IFC VSAT modem and satellite baseband infrastructure,” said Dov Baharav, Chairman of the Board and interim CEO of Gilat Satellite Networks.

“The commercial aviation and mobility markets are a strategic focus for Gilat. As such, we are determined to bring further innovation and maintain leadership in these areas. The selection by Gogo emphasizes the clear technological advantages Gilat offers its customers and partners,” he added.

Part of Gilat’s SkyEdge II-c platform, the new Taurus is the world’s fastest TDMA VSAT. The combined capabilities of delivering 400Mbps to an aircraft along with simultaneous support for broadband IFC and IPTV will give the Taurus a clear competitive edge for the foreseeable future.

The new mobility feature set of SkyEdge II-c incorporates significant technological advances to support the growing demand for IFC services. It dramatically improves the available throughput per aircraft as well as the efficient utilization of bandwidth.

Gilat’s X-Architecture is uniquely suited to support global mobility on multiple Ku and Ka-band satellites. The inherent cloud-based nature of X-Architecture offers IFC service providers an integrated capability for IP transparency and true seamless switchover while maintaining user application sessions. It further offers exceptional user experience with embedded TCP and HTTP acceleration, data compression, web caching and LTE backhauling optimization.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contacts:

Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com